CELSION CORPORATION

997 Lenox Dr., Suite 100

Lawrenceville, New Jersey 08648

September 25, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Celsion Corporation -- Form S-3 (File No. 333-193936)

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Celsion Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above-captioned registration statement be accelerated so that the registration statement may become effective at 4:30 p.m., Eastern Time, on Tuesday, September 30, 2014, or as soon thereafter as practicable.

In connection with such request, the Registrant hereby acknowledges that:

●

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please contact Jennifer A. DePalma of O’Melveny & Myers LLP, counsel to the Company, at (650) 473-2670.

Sincerely,

/s/ Jeffrey W. Church

Jeffrey W. Church

Senior Vice President and Chief Financial Officer

cc:	Michael H. Tardugno, President and Chief Executive Officer, Celsion Corporation Jennifer A. DePalma, O’Melveny & Myers LLP